METALLICA RESOURCES INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 3, 2003

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF

METALLICA RESOURCES INC.

       The undersigned shareholder of Metallica Resources Inc. (the “Corporation”) hereby nominates, constitutes and appoints Richard J. Hall, President, or failing him, Ian A. Shaw, Director, or instead of any of them,                     , as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 3rd day of June, 2003, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

      THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO ON THE REVERSE SIDE.

      THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

      A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

      TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

      The nominees are directed to vote the shares represented by this proxy as follows:

1. To Vote For or to Withhold From Voting in respect of the election of directors proposed by management;

2. To Vote For or to Withhold From Voting in respect of the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration;

3. To Vote For or to Vote Against or to Withhold From Voting in respect of the resolution to authorize the directors to issue common shares of the Corporation and/or securities convertible into common shares, pursuant to one or more private placement financings to be completed prior to the next annual meeting of shareholders, as described in the management information circular accompanying the notice of this meeting (the “Circular”);

4. To Vote For or to Vote Against or to Withhold From Voting in respect of the resolution to approve the increase in the maximum number of common shares of the Corporation issuable pursuant to the Corporation’s 1996 Stock Option Plan, as described in the Circular;

5. At the nominee’s discretion upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the Meeting or any adjournments thereof.

      The shares represented by this proxy will be voted in accordance with the instructions given on any vote or ballot called at the meeting. Unless a specific instruction is indicated, said shares will be voted for confirmation and/or approval of the matters specified in each of the above items, all of which are set forth in the accompanying management proxy circular, receipt of which is hereby acknowledged.

      This proxy revokes and supersedes all proxies of earlier date.

DATED this day of , 2003.

PRINT NAME:

SIGNATURE:

NOTES:
1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4. Each shareholder who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

2